UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 8, 2025

ALTERNATIVE BALLISTICS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	85-2764555
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5940 S. Rainbow Blvd.

Las Vegas, Nevada 89118

(Mailing Address of principal executive offices)

(619) 326-4411

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.001	N/A	N/A

Item 3. Material Modifications to Rights of Securityholders

Amendment to Articles of Incorporation and Certificate of Designation

On August 5, 2025, Alternative Ballistics Corporation (the “Company”), filed a certificate of amendment to the Company’s Articles of Incorporation (the “Certificate of Charter Amendment”) with the Secretary of State of the State of Nevada to effect the Reverse Stock Split (as defined below) on its common stock and preferred stock. On August 11, 2025, the Company filed a certificate of amendment to certificate of designation of preferences, rights and limitations of Series A Preferred Stock (the “Certificate of Designation Amendment”) to specifically effect the Reverse Stock Split on its Series A Preferred Stock.

Reverse Stock Split

The Company effected a one-for-five (1:5) reverse stock split (the “Reverse Stock Split”) of its issued and outstanding shares of its common stock and preferred stock. As a result, every five (5) shares of each class or series of the Company’s issued and outstanding common stock and preferred stock were automatically reclassified and combined into one (1) validly issued, fully paid, and non-assessable share of the same class or series, without increasing or decreasing the par value per share.

Pursuant to the Nevada Revised Statutes Section 78.207, the Company also decreased the number of each class or series of the shares of common stock and preferred stock it is authorized to issue proportionally with the Reverse Stock Split, so that the number of authorized shares of common stock and preferred stock following the Reverse Stock Split is one fifth of that before the Reverse Stock Split. Effective as of the close of business on August 8, 2025 and as of the date of this report, the Company is authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share, all of which were designated as Series A Preferred Stock.

Following the Reverse Stock Split, no fractional shares will be issued. Stockholders who would otherwise be entitled to receive fractional shares will instead have their holdings rounded up to one whole share of stock of the applicable class of common stock or series of preferred stock.

Stockholders are not required to take any action in connection with the Reverse Stock Split. Stockholders holding their shares in book-entry form or through a brokerage account will see the adjustments automatically reflected in their accounts. Stockholders are encouraged to contact their bank, broker, or custodian with any procedural questions.

The foregoing is a summary of the Certificate of Charter Amendment and the Certificate of the Designation Amendment and is qualified in its entirety by reference to the full text of the Certificate of Charter Amendment and the Certificate of the Designation Amendment, which is attached hereto as Exhibit Nos. 3.1 and 3.2, respectively.

EXHIBITS

3.1	Certificate of Charter Amendment
3.2	Certificate of Designation Amendment

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERNATIVE BALLISTICS CORPORATION

By:	/s/ Steven Luna
Name:	Steven Luna
Title:	Chief Executive Officer
Date:	September 18, 2025